FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of SEPTEMBER, 2005

OROMIN EXPLORATIONS LTD. (File #0-30614)

(Translation of registrant's name into English)

Suite 2000, 1055 West Hastings St., Vancouver, B.C. Canada, V6E 2E9

(Address of principal executive offices)

Attachments:

1.

Oromin Explorations Ltd. News Release Dated September 1, 2005,

2.

BC FORM 53-901F, Material Change Report, Dated September 1, 2005,

3.

Oromin Explorations Ltd. News Release Dated September 15, 2005,

4.

Oromin Explorations Ltd. News Release Dated September 27, 2005,

5.

Oromin Explorations Ltd. News Release Dated September 30, 2005,

6.

BC FORM 53-901F, Material Change Report, Dated September 30, 2005.

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

OROMIN EXPLORATIONS LTD.

(Registrant)

Date: October 5, 2005

By:

“James G. Stewart”

 James G. Stewart

Its:       Secretary

(Title)

October 5, 2005

VIA EDGAR

SECURITIES AND EXCHANGE COMMISSION

Judiciary Plaza Office Building

450 Fifth Street, N.W.

Washington, D.C.   20549

Dear Sir or Madam:

RE:

Oromin Explorations Ltd. - (File #0-30614)

Form 6-K

On behalf of Oromin Explorations Ltd., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Very truly yours,

OROMIN EXPLORATIONS LTD.

“James G. Stewart”

per:

James G. Stewart,

Secretary

Enclosures

cc:

Standard & Poor's Corporation (w. 3 copies)

Miller Thomson, Attn:  Mr. Rupert Legge

OROMIN

  Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C.  Canada V6E 2E9

EXPLORATIONS LTD.

      Tel: (604) 331-8772   *  Fax: (604) 331-8773

September 1, 2005

Trading Symbols:  TSX Venture – OLE

Web Site:  www.oromin.com

INITIAL SAMPLING AT SABODALA RETURNS HIGH GRADE GOLD

HIGHLIGHTS

•

TRENCHING AT GOLOUMA RETURNS 30.22 G/T GOLD OVER 5.5 METRES AND 2.96 G/T GOLD OVER 18.5 METRES

•

ARTISANAL PIT ROCK SAMPLING RETURNS UP TO 27.54 G/T GOLD

•

SOIL SAMPLING RETURNS UP TO 12.00 G/T GOLD

Oromin Explorations Ltd. (TSX-V:OLE) is pleased to report very encouraging gold results from the initial sampling program that forms part of the ongoing first phase of its USD$8 million comprehensive exploration program at the 230 square kilometre Sabodala Property in eastern Sénégal.

Trench, rock and soil geochemical sampling has confirmed historical results and appears to correlate well with induced polarisation (“IP”) chargeability anomalies identified by Oromin in the initial phase of its geophysical evaluation of Sabodala.  In addition to showing an excellent correlation between strong gold results and the IP anomalies in areas of past and present artisanal gold mining activities, Oromin has identified numerous new gold-in-soil geochemical and IP anomalies.

Although it is still late in the rainy season at Sabodala, field crews have resumed the Phase I exploration program and have now begun mechanised trenching, the expansion of geochemical sampling coverage and ground IP geophysics, and are completing camp construction in preparation for the commencement of drilling.

Within a 200 by 250 metre area at Golouma, Oromin excavated three hand trenches near an old trench sampled in 2004 by Oromin’s consulting geologist. A series of shallow hand trenches within the same area were sampled in 1987 by BRGM (Geologic Branch of the French Government).  The following summarizes these results:

Trench #	Sampled By	Width (metres)	Gold (g/t)
OLE-01	Oromin	18.5 +	2.96
		including 9.5	4.50
OLE-02	Oromin	2.0 +	0.30
OLE-03	Oromin	5.5	30.22
		including 2.0	68.59
Pit B	Consultant	3.1 +	11.79
GOL T32	BRGM	4.0 +	3.39
GOL T33	BRGM	6.5 +	11.40
GOL T35	BRGM	5.5 +	5.40
GOL T36	BRGM	5.8 +	7.00

Trench OLE-01, which ended within mineralization, is located approximately 250 metres east of trench OLE-03.  Trench OLE-02, located approximately 100 metres east of trench OLE-03, ends in mineralization as the anomalous mineralization occurs at the end of the trench exposure.  An 8 metre wide section within the centre of trench OLE-02 could not be sampled as the trenching crew was unable to reach bedrock.

All of the historical trenches within the 200 by 250 metre area sampled by BRGM did not expose the full width of the mineralization.  This area has not been previously drilled.  Additional trenching, including mechanised excavation to accelerate the pace of trenching, will be undertaken to extend and deepen trenches OLE-01 and OLE-02 and to explore for additional on-strike extensions of the mineralised intervals.

While prospecting, mapping and sampling the Golouma grid, Oromin discovered a 100 metre by 200 metre area of extensive trenching, artisanal pitting and manual excavations located approximately 600 to 800 metres east of trenches OLE-01 to OLE-03.  This area of artisanal workings, which has not been previously drilled, shows excellent correlation with the recently identified IP geophysical anomalies.  A total of 37 widely-dispersed prospecting samples were collected from the various rock dumps, outcrops and trenches throughout this area, returning values ranging from below detection to 27.54 g/t gold.  Eighteen of the samples returned greater than 1.0 g/t gold, of which thirteen samples were greater than 3.0 g/t gold and the following eight of which were in excess of 10.0 g/t gold: 12.83, 17.97, 18.11,21.16, 22.12, 24.14, 24.25 and 27.54 g/t gold.  Additional excavations, trenches and pits were observed beyond the area currently sampled and will be followed-up during the current field program.

Oromin has also received results for approximately 75% of the 1,300 soil geochemical samples collected prior to the onset of the rainy season.  To date, less than 5% (approximately 12 square kilometres) of the 230 square kilometre Sabodala Property has been explored with ground geophysics, prospecting and soil sampling.  So far, this exploration coverage includes a 2,400 by 3,000 metre area at Golouma, an 1,800 by 3,000 metre area at South Sabodala and two orientation test lines covering both the Sabodala deposit owned by Mineral Deposits Limited (“MDL”) and Oromin’s Masato area.  The results received so far outline a series of extensive gold-in-soil geochemical anomalies that correlate well with induced polarisation chargeability anomalies identified by Oromin in the initial phase of its geophysical evaluation of the Golouma, Masato, South Sabodala and Maka Madina areas.

At Golouma, soil samples as high as 8.0 g/t gold and 12.0 g/t gold occur within a highly anomalous area covering a minimum extent of approximately 1.5 by 2 kilometres.  As noted above, this area has not been previously drilled.  This strong, broad series of geochemical anomaly covers and extends well beyond the area of Oromin’s initial three trenches and the area of artisanal excavations.  For example, a 500 metre section of grid line 26+00S at the site of Oromin’s three hand trenches returned the following sequence of highly anomalous soil geochemical results at 50 metre spacing: 0.17, 1.51,0.13, 2.13, 0.23, 1.37, 3.94, 0.10, 2.43 and 0.28 g/t gold.

Immediately along trend to the south of MDL’s Sabodala South deposit that lies 300 metres from Oromin’s concession boundary, a broad soil geochemical anomaly is present. This anomaly measures approximately 400 metres in width and extends to at least 1,800 metres south of the concession boundary with MDL to the Maka Madina area where historical rock sampling by BRGM returned 64 g/t gold.  Oromin has identified a second, sub-parallel soil anomaly measuring approximately 300 metres in width and extending to at least 1,200 metres south of the concession boundary with MDL that has returned soil results as high as 1.6 g/t gold.  As at Golouma, there is an excellent correlation between the gold-in-soil geochemical anomalies and the recently identified IP geophysical anomalies, none of which have been previously drilled. Historical drill results obtained by BRGM from the Sabodala South deposit include 3.5 g/t gold over 32.0 metres.

Oromin has also completed two orientation test lines that crossed MDL’s adjacent Sabodala deposit and Oromin’s Masato prospect.  Results from these test lines have confirmed coincident IP geophysical anomalies with soil geochemical anomalies at both the Sabodala deposit and the Masato prospect.   This geophysical and geochemical correlation will assist Oromin in its exploration of the various targets throughout its Sabodala Property.  Soil results from the Masato prospect have outlined a 350 metre wide gold-in-soil geochemical anomaly that crosses both of the 200-metre spaced orientation test lines.  This anomaly coincides with an IP geophysical anomaly that correlates well with a broad area of favourable looking alteration, previous trenching and limited historical drilling by BRGM that returned results of up to 12.0 g/t gold over 5.3 metres and 7.85 g/t gold over 4.1 metres.

In addition to the resumption of ground geophysics, further prospecting, trenching and geochemical sampling at the high-priority areas of the Sabodala Property explored thus far, Oromin will begin to evaluate a number of other areas on this large property.

G. McArthur P.Geo., a “qualified person” for the purposes of National Instrument 43-101 has verified the data disclosed in the news release including sampling, analytical and test data.  TSL Laboratories in Saskatoon completed sample analysis.  Samples were fire assayed for gold, with AA finish.

To find out more about Oromin Explorations Ltd. (TSX-V:OLE), visit www.oromin.com.

On behalf of the Board of Directors of

OROMIN EXPLORATIONS LTD.

Signed: “ Chet Idziszek”

_____________________________________

Chet Idziszek, President

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN

This is the form of material change report required under Section 85(1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

NOTE:

This form is intended as a guideline.  A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

If this report is filed on a confidential basis, put at the beginning of the report in block capitals “CONFIDENTIAL - SECTION 85”, and in an envelope marked “Confidential - Attention: Supervisor, Financial Reporting”.

Item 1.

Reporting Issuer

Oromin Explorations Ltd.

Suite 2000, 1055 West Hastings Street

Vancouver, B.C.

V6E 2E9

Item 2.

Date of Material Change

September 1, 2005

Item 3.

Press Release

September 1, 2005, Vancouver, B.C.

Item 4.

Summary of Material Change

See attached news release.

Item 5.

Full Description of Material Change

See attached news release.

Item 6.

Reliance on Section 85(2) of the Act

Not applicable

Item 7.

Omitted Information

There are no other proposed material changes in the affairs of the Issuer which have not been disclosed in this form.

Item 8.

Senior Officers

Enquiries may be directed to J.G. Stewart, the Issuer’s Secretary at

604-331-8772

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to here.

Dated at Vancouver, B.C. this 1st day of September, 2005.

OROMIN EXPLORATIONS LTD.

By:

Signed “James Stewart”

Secretary

(Official Capacity)

J.G. Stewart

(Please print here name of individual

 whose signature appears above.)

OROMIN

  Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C.  Canada V6E 2E9

EXPLORATIONS LTD.

      Tel: (604) 331-8772   *  Fax: (604) 331-8773

September 15, 2005

Trading Symbol:  TSX Venture – OLE

Web Site:  www.oromin.com

NEWS RELEASE

Oromin Explorations Ltd. (TSX-V:OLE) announces that it has granted incentive stock options entitling the purchase of up to 300,000 shares of Oromin at a price of $0.70 per share exercisable until September 15, 2010.  The grant of these options is subject to regulatory approval.

On behalf of the Board of Directors of

OROMIN EXPLORATIONS LTD.

“Chet Idziszek”

Chet Idziszek, President

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN

OROMIN

  Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C.  Canada V6E 2E9

EXPLORATIONS LTD.

      Tel: (604) 331-8772   *  Fax: (604) 331-8773

September 27, 2005

Trading Symbols:  TSX Venture – OLE

Web Site:  www.oromin.com

OROMIN PREPARES FOR INITIAL DRILLING AT SABODALA

HIGHLIGHTS

•

DRILLS AND SAMPLE PREP LAB MOBILIZED TO SABODALA

•

JOINT VENTURE ARRANGEMENTS REVISED

Oromin Explorations Ltd. (TSX-V:OLE) is pleased to report the mobilisation of two diamond drills and the components of a sample preparation lab facility to its Sabodala Property in eastern Sénégal.  This equipment is expected to arrive in Dakar by mid-October.  The drilling program will be carried out by Falcon Drilling and the sample prep lab will be independently operated by TSL Laboratories.  Also in preparation for the initial drill program, Oromin has been conducting infill and step-out soil sampling, prospecting and mapping since late August and Oromin has now completed, mapped and sampled a series of extensive excavator trenches, the results of which are pending.

In addition, further to its news release of May 11, 2005, Oromin reports that it has modified the terms of the Sabodala joint venture agreement.  The agreement provides for the establishment of the Oromin Joint Venture Group (“OJVG”) a joint venture between Oromin and Bendon International Ltd. (“Bendon”) each as to 50% and the agreement now provides that Oromin and Bendon each hold a 6.5% interest in trust for Badr Investment & Finance Company (“Badr”), a private company based in Saudi Arabia, pending its execution of a tripartite joint venture agreement on the same terms as the current joint venture agreement, such joint venture interest to be transferred to Badr on execution of such tripartite agreement.   The other terms of the agreement remain the same as previously announced.

To find out more about Oromin Explorations Ltd. (TSX-V:OLE), visit www.oromin.com.

On behalf of the Board of Directors of

OROMIN EXPLORATIONS LTD.

“Chet Idziszek”

Chet Idziszek, President

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN

OROMIN

  Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C.  Canada V6E 2E9

EXPLORATIONS LTD.

      Tel: (604) 331-8772   *  Fax: (604) 331-8773

September 30, 2005

Trading Symbols:  TSX Venture – OLE

Web Site:  www.oromin.com

NEWS RELEASE

Oromin Explorations Ltd. (“Oromin”) is pleased to report that it has received TSX Venture Exchange (“TSX”) approval of its acquisition of the Sabodala Property in the Republic of Sénégal.  The Sabodala Property is held by the Oromin Joint Venture Group (“OJVG”) a joint venture between Oromin and Bendon International Ltd. (“Bendon”), each as to 50%, with the Issuer and Bendon each holding a 6.5% interest in trust for Badr Investment & Finance Company (“Badr”), a private company based in Saudi Arabia, pending its execution of a tripartite joint venture agreement on the same terms as the current joint venture agreement between the Issuer and Bendon, such joint venture interest to be transferred to Badr on execution of such tripartite agreement.  The OJVG has the sole right to acquire a 100% interest in the Sabodala Property from the Government of Sénégal by spending at least USD$8 million on exploration by April 17, 2007.  Under the terms of the OJVG joint venture agreement, Bendon will provide the initial USD$2.8 million in exploration expenditures with Oromin providing the subsequent USD$5.2 million commitment.   Bendon has agreed to arrange financing, through an equity placement in Oromin, of at least USD$4 million of Oromin’s expenditure commitment.  Bendon will also take a lead role in arranging any production financing that the OJVG may require.  Badr holds a free carried interest until the initial USD$8 million commitment is completed, at which time the three parties will bear all future costs associated with the exploration and development of the Sabodala Property on a pro rata basis, or be subject to dilution.

Further to its news releases of February 2 and May 11, 2005, Oromin has also received TSX approval for a series of loans totalling CAD$625,000 that bear interest at the rate of 12% per annum; are convertible at the option of the lenders into units of Oromin at a price of CAD$0.45 per unit, each unit being comprised of one share and one share purchase warrant entitling the purchase of an additional share of Oromin at a price of CAD$0.45 per share for a period of two years following the date of conversion of the loan; and are repayable within five business days following the closing of Oromin’s next financing sufficient to generate net proceeds of not less than CAD$625,000, but in any event by February 2, 2007.  The proceeds for the loans have been used to fund Oromin’s operations in Sénégal.

Further to its news release of August 9, 2005, Oromin has also received TSX Venture Exchange approval for a loan in the amount of USD$500,000 that bears interest at the rate of 12% per annum; is convertible at the option of the lender into units of Oromin at a price of $0.43 per unit, each unit being comprised of one share and one share purchase warrant entitling the purchase of an additional share of Oromin at a price of $0.43 per share for a period of two years following the date of conversion of the loan; and is repayable within ten business days following the closing of Oromin’s next financing sufficient to pay the loan and the earlier series of loans totalling CAD$625,000, but in any event twenty-four months following the date on which the loan is advanced.  The proceeds for the loans will be used to fund Oromin’s operations in Argentina.

On behalf of the Board of Directors of

OROMIN EXPLORATIONS LTD.

Signed:  “ Chet Idziszek”

_____________________________________

Chet Idziszek, President

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN

This is the form of material change report required under Section 85(1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

NOTE:

This form is intended as a guideline.  A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

If this report is filed on a confidential basis, put at the beginning of the report in block capitals “CONFIDENTIAL - SECTION 85”, and in an envelope marked “Confidential - Attention: Supervisor, Financial Reporting”.

Item 1.

Reporting Issuer

Oromin Explorations Ltd.

Suite 2000, 1055 West Hastings Street

Vancouver, B.C.

V6E 2E9

Item 2.

Date of Material Change

September 29, 2005

Item 3.

Press Release

September 30, 2005, Vancouver, B.C.

Item 4.

Summary of Material Change

The Issuer has received TSX Venture Exchange approval of its acquisition of the Sabodala Property in the Republic of Sénégal, along with a series of loans to fund its operations in Sénégal and Argentina.

Item 5.

Full Description of Material Change

The Issuer has received TSX Venture Exchange approval of its acquisition of the Sabodala Property in the Republic of Sénégal.  The Sabodala Property is held by the Oromin Joint Venture Group (“OJVG”) a joint venture between the Issuer and Bendon International Ltd. (“Bendon”), each as to 50% with the Issuer and Bendon each holding a 6.5% interest in trust for Badr Investment & Finance Company (“Badr”), a private company based in Saudi Arabia, pending its execution of a tripartite joint venture agreement on the same terms as the current joint venture agreement between the Issuer and Bendon, such joint venture interest to be transferred to Badr on execution of such tripartite agreement.  The OJVG the sole right to acquire a 100% interest in the Sabodala Property from the Government of Sénégal by spending at least USD$8 million on exploration by April 17, 2007.  Under the terms of the OJVG joint venture agreement, Bendon will provide the initial USD$2.8 million in exploration expenditures with the Issuer providing the subsequent USD$5.2 million commitment.   Bendon has agreed to arrange financing, through an equity placement in the Issuer, of at least USD$4 million of the Issuer’s expenditure commitment.  Bendon will also take a lead role in arranging any production financing that the OJVG may require.  Badr holds a free carried interest until the initial USD$8 million commitment is completed, at which time the three parties will bear all future costs associated with the exploration and development of the Sabodala Property on a pro rata basis, or be subject to dilution.

The Issuer has also received TSX Venture Exchange approval for a series of loans totalling CAD$625,000 that bear interest at the rate of 12% per annum; are convertible at the option of the lenders into units of the Issuer at a price of CAD$0.45 per unit, each unit being comprised of one share and one share purchase warrant entitling the purchase of an additional share of the Issuer at a price of CAD$0.45 per share for a period of two years following the date of conversion of the loan; and are repayable within five business days following the closing of the Issuer’s next financing sufficient to generate net proceeds of not less than CAD$625,000, but in any event by February 2, 2007.  The proceeds for the loans have been used to fund the Issuer’s operations in Sénégal.

The Issuer has also received TSX Venture Exchange approval for a loan in the amount of USD$500,000 that bears interest at the rate of 12% per annum; is convertible at the option of the lender into units of the Issuer at a price of $0.43 per unit, each unit being comprised of one share and one share purchase warrant entitling the purchase of an additional share of the Issuer at a price of $0.43 per share for a period of two years following the date of conversion of the loan; and is repayable within ten business days following the closing of the Issuer’s next financing sufficient to pay the loan and the earlier series of loans totalling CAD$625,000, but in any event twenty-four months following the date on which the loan is advanced.  The proceeds for the loans will be used to fund the Issuer’s operations in Argentina.

Item 6.

Reliance on Section 85(2) of the Act

Not applicable

Item 7.

Omitted Information

There are no other proposed material changes in the affairs of the Issuer which have not been disclosed in this form.

Item 8.

Senior Officers

Enquiries may be directed to J.G. Stewart, the Issuer's Secretary at

604-331-8772

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to here.

Dated at Vancouver, B.C. this 30th day of September 2005.

OROMIN EXPLORATIONS LTD.

By:

“James G. Stewart”

Secretary

(Official Capacity)

J.G. Stewart

(Please print here name of individual

 whose signature appears above.)